NOTICE DECLARING INTENTION TO BE QUALIFED
UNDER NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

KELSO TECHNOLOGIES INC. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.

This notice will remain in effect under withdrawn by the Issuer.

June 5, 2015

KELSO TECHNOLOGIES INC.

Per:	“James R. Bond”
James R. Bond
President and Chief Executive Officer